Exhibit 99.3

Consolidated Interim Financial Statements

(Unaudited)

Transition Therapeutics Inc.

For the nine and three month periods ended March 31, 2013 and 2012

1

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at

In Canadian Dollars	Note	March 31, 2013	June 30, 2012

Assets
Current assets
Cash and cash equivalents	6	17,913,332	12,955,081
Short term investments	6	5,028,707	6,057,264
Trade and other receivables		53,875	43,658
Investment tax credits receivable		165,065	241,951
Prepaid expenses and deposits		472,338	316,286

		23,633,317	19,614,240
Non-current assets
Property and equipment		184,396	215,000
Intangible assets	7	15,929,319	17,263,790
Total assets		39,747,032	37,093,030

Liabilities
Current liabilities
Trade and other payables		942,192	1,178,915
Current portion of contingent consideration payable	8	2,321,373	2,321,373
		3,263,565	3,500,288

Non-current liabilities
Contingent consideration payable	8	1,434,958	1,434,958
Leasehold inducement		25,721	34,295
		4,724,244	4,969,541

Equity attributable to owners of the Company
Share capital	11	165,334,259	165,334,259
Contributed surplus	11	14,245,402	13,168,411
Share-based payment reserve	11	2,721,159	2,977,032
Deficit		(147,278,032)	(149,356,213)
		35,022,788	32,123,489

Total liabilities and equity		39,747,032	37,093,030

Contingencies and commitments	14

The notes are an integral part of these consolidated financial statements.

Tony Cruz	Christopher Henley
Director	Director

2

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the nine and three month periods ended March 31, 2013 and 2012

(Unaudited)

In Canadian Dollars	Note	Nine month period ended March 31, 2013	Nine month period ended March 31, 2012	Three month period ended March 31, 2013	Three month period ended March 31, 2012

Revenues
Licensing fees	9	10,815,200	-	-	-
Expenses
Research and development	12	6,576,336	6,210,931	2,380,533	1,896,584
Selling, general and administrative expenses	12	2,537,199	3,644,997	870,857	1,022,040
Loss on disposal of property and equipment		-	125,748	-	7,125

Operating income (loss)		1,701,665	(9,981,676)	(3,251,390)	(2,925,749)

Interest income		107,448	124,352	38,959	44,013
Interest expense		-	(851)	-	-
Foreign exchange gain (loss)		269,068	124,885	309,100	(190,376)
Net income (loss) and comprehensive income (loss) for the period		2,078,181	(9,733,290)	(2,903,331)	(3,072,112)
Basic and diluted net income (loss) per common share	13	0.08	(0.39)	(0.11)	(0.11)

The notes are an integral part of these consolidated financial statements.

3

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine month periods ended March 31, 2013 and 2012

(Unaudited)

		Attributable to equity holders of the Company
In Canadian Dollars (except share data)		Number of common shares	Share capital	Contributed surplus	Share-based payment reserve	Deficit	Total equity
	Note	#	$	$	$	$	$

Balance, July 1, 2012		26,921,302	165,334,259	13,168,411	2,977,032	(149,356,213)	32,123,489
Net income and comprehensive income for the period		-	-	-	-	2,078,181	2,078,181
Share options expired, forfeited or cancelled	11	-	-	1,076,991	(1,076,991)	-	-
Share-based payment compensation expense	11	-	-	-	821,118	-	821,118
Balance, March 31, 2013		26,921,302	165,334,259	14,245,402	2,721,159	(147,278,032)	35,022,788

Balance, July 1, 2011		23,217,599	160,498,537	11,840,574	3,179,327	(137,086,368)	38,432,070
Net loss and comprehensive loss for the period		-	-	-	-	(9,733,290)	(9,733,290)
Shares issued pursuant to a private placement		3,703,703	4,835,722	-	-	-	4,835,722
Share options expired, forfeited or cancelled	11	-	-	889,470	(889,470)	-	-
Share-based payment compensation expense	11	-	-	-	944,871	-	944,871
Balance, March 31, 2012		26,921,302	165,334,259	12,730,044	3,234,728	(146,819,658)	34,479,373

The notes are an integral part of these consolidated financial statements.

4

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine and three month periods ended March 31, 2013 and 2012

(Unaudited)

In Canadian Dollars	Note	Nine month period ended March 31, 2013	Nine month period ended March 31, 2012	Three month period ended March 31, 2013	Three month period ended March 31, 2013

Cash flows from operating activities
Net income (loss) for the period		2,078,181	(9,733,290)	(2,903,331)	(3,072,112)
Adjustments for:
Depreciation and amortization		1,367,273	1,375,325	456,266	459,148
Share-based payment compensation expense		821,118	944,871	203,594	161,875
Loss on disposal of property and equipment		-	125,748	-	7,125
Accrued interest		3,216	(51,062)	(32,114)	(20,151)
Unrealized foreign exchange (gain) loss		24,621	(119,399)	(323,573)	167,810
Change in working capital	15	(326,106)	1,010,253	231,503	896,261
Net cash provided by (used in) operating activities		3,968,303	(6,447,554)	(2,367,655)	(1,400,044)

Cash flows from investing activities
Maturity of short term investments		7,089,088	5,062,500	1,006,075	-
Purchase of short term investments		(6,063,747)	(7,496,493)	-	(2,496,493)
Purchase of property and equipment		(10,772)	(4,874)	(4,515)	(3,659)
Net cash provided by (used in) investing activities		1,014,569	(2,438,867)	1,001,560	(2,500,152)

Cash flows from financing activities
Net proceeds from private placement		-	4,835,722	-	-
Net cash provided by financing activities		-	4,835,722	-

Foreign exchange gains/(losses) on cash and cash equivalents		(24,621)	119,399	323,573	(167,810)

Net increase (decrease) in cash and cash equivalents		4,958,251	(3,931,300)	(1,042,522)	(4,068,006)
Cash and cash equivalents at beginning of period		12,955,081	17,422,364	18,955,854	17,559,070

Cash and cash equivalents at end of period	6	17,913,332	13,491,064	17,913,332	13,491,064

The notes are an integral part of these consolidated financial statements

5

Notes to the Consolidated Interim Financial Statements

March 31, 2013

(Unaudited in Canadian dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements, including IAS 34 Interim Financial Reporting. The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of certain financial assets and financial liabilities to fair value, including the contingent consideration payable.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the annual consolidated financial statements for the year ended June 30, 2012.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies applied in these interim consolidated financial statements are consistent with the accounting policies applied in the annual consolidated financial statements for the year ended June 30, 2012. The Board of Directors approved the interim consolidated financial statements on May 3, 2013.

The interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended June 30, 2012 prepared in accordance with IFRS.

4.	FINANCIAL RISK MANAGEMENT

Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

6

Notes to the Consolidated Interim Financial Statements

March 31, 2013

(Unaudited in Canadian dollars)

Balances in foreign currencies at March 31, 2013 and June 30, 2012 are approximately:

	March 31, 2013	June 30, 2012
	US$	US$
Cash and cash equivalents	14,056,785	8,392,258
Short term investments	-	999,740
Trade and other payables	(446,980)	(724,901)
	13,609,805	8,667,097

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At March 31, 2013, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive income for the nine month period ended March 31, 2013 would have increased by approximately $664,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive income for the nine month period ended March 31, 2013 would have decreased by approximately $664,000.

5.	Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the nine month period ended March 31, 2013 from the year ended June 30, 2012.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

6.	CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R1 or higher and maturities less than 90 days at the date of purchase.

Short term investments consist of medium term note debentures totaling $5,028,707 at March 31, 2013 [June 30, 2012 – $6,057,264] with maturity dates between May 27, 2013 and November 27, 2013 and have a rating of R1 or higher. There were no gains or losses realized on the disposal of the short term investments during the three and nine month periods ended March 31, 2013 or in the year ended June 30, 2012 as all the financial assets were held to their redemption date. The maximum exposure to credit risk at the reporting date is the carrying amount of cash and cash equivalents and short term investments.

Cash and cash equivalents consist of the following:

7

Notes to the Consolidated Interim Financial Statements

March 31, 2013

(Unaudited in Canadian dollars)

	March 31, 2013	June 30, 2012
	$	$
Cash	16,911,984	11,955,426
Cash equivalents	1,001,348	999,655
	17,913,332	12,955,081

7.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	ENI Technology acquired (ELND005)	NMX Compounds acquired (TT-301/302)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$	$
As at July 1, 2012
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(11,501,321)	(3,800,410)	(123,631)	(15,425,362)
Net book value	9,046,672	7,284,849	932,269	17,263,790
As at March 31, 2013
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(12,241,924)	(4,354,681)	(163,228)	(16,759,833)
Net book value March 31, 2013	8,306,069	6,730,578	892,672	15,929,319

Period ended March 31, 2013
Opening net book value	9,046,672	7,284,849	932,269	17,263,790
Amortization charge	(740,603)	(554,271)	(39,597)	(1,334,471)
Net book value March 31, 2013	8,306,069	6,730,578	892,672	15,929,319

8

Notes to the Consolidated Interim Financial Statements

March 31, 2013

(Unaudited in Canadian dollars)

	ENI Technology acquired (ELND005)	NMX Compounds acquired (TT-301/302)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$	$
As at July 1, 2011
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(10,513,849)	(3,061,382)	(70,835)	(13,646,066)
Net book value	10,034,144	8,023,877	985,065	19,043,086
As at June 30, 2012
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(11,501,321)	(3,800,410)	(123,631)	(15,425,362)
Net book value June 30, 2012	9,046,672	7,284,849	932,269	17,263,790

Period ended June 30, 2012
Opening net book value	10,034,144	8,023,877	985,065	19,043,086
Amortization charge	(987,472)	(739,028)	(52,796)	(1,779,296)
Net book value June 30, 2012	9,046,672	7,284,849	932,269	17,263,790

The amortization and impairment charges of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive income (loss).

8.	CONTINGENT CONSIDERATION PAYABLE

Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 product.  The contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date.  Accordingly, the Company has recognized a liability as at March 31, 2013 of $3,756,311 (June 30, 2012 - $3,756,311) which represents the fair value of the contingent consideration payable.

9.	GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005, for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005. Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and was eligible to receive a US$11 million payment upon the commencement of the next ELND005 clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization.

9

Notes to the Consolidated Interim Financial Statements

March 31, 2013

(Unaudited in Canadian dollars)

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to Elan. In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005.

During the three month period ended September 30, 2012, Elan dosed the first patient in a Phase II clinical study of ELND005 in bipolar disorder. In light of this milestone being achieved, the Company recognized revenue of US$11 million (CDN $10,815,200) during the three month period ending September 30, 2012. The amount was received on October 1, 2012.

10.	LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

11.	SHARE CAPITAL

Authorized

At March 31, 2013, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

Common shares issued and outstanding during the period

At March 31, 2013, there were 26,921,302 common shares issued and outstanding.

10

Notes to the Consolidated Interim Financial Statements

March 31, 2013

(Unaudited in Canadian dollars)

Stock Options

			Weighted Average
			Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2012	1,949,919	2,977,032	4.10
Stock options expired [ii]	(127,920)	(667,734)	13.59
Stock options forfeited or cancelled [iii]	(178,000)	(409,257)	3.60
Stock based compensation expense		821,118	—
Stock options outstanding, March 31, 2013	1,643,999	2,721,159	3.37

			Weighted Average
			Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2011	1,549,101	3,179,327	5.57
Stock options expired [ii]	(190,776)	(756,037)	5.83
Stock options forfeited or cancelled [iii]	(115,094)	(133,433)	5.29
Stock based compensation expense		944,871	—
Stock options outstanding, March 31, 2012	1,243,231	3,234,728	5.62

[i]            During the nine month periods ended March 31, 2013 and 2012, no stock options were exercised.

[ii]           During the nine month period ended March 31, 2013, 127,920 stock options expired unexercised. These stock options had a fair value of $667,734 which has been reclassified to contributed surplus. During the nine month period ended March 31, 2012, 190,776 stock options expired unexercised. These stock options had a fair value of $756,037 which has been reclassified to contributed surplus.

[iii]      During the nine month period ending March 31, 2013, 178,000 stock options were forfeited or cancelled. These options had a fair value of $409,257 and were vested at the date of forfeit. During the nine month period ended March 31, 2012, 115,094 stock options were forfeited or cancelled. These options had a fair value of $133,433 and at the date of forfeit, 21,409 were vested and 93,685 were unvested.

[iv]     The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at December 31, 2012 are $5,543,034 [June 30, 2012 - $7,991,811].

11

Notes to the Consolidated Interim Financial Statements

March 31, 2013

(Unaudited in Canadian dollars)

12.	EXPENSES BY NATURE

	Nine month period ended March 31, 2013	Nine month period ended March 31, 2012	Three month period ended March 31, 2013	Three month period ended March 31, 2012
	$	$	$	$
Research and development
Clinical trials and manufacturing	3,917,351	3,335,373	1,458,029	934,697
Amortization	1,354,475	1,357,450	451,492	452,650
Salaries and benefits	947,792	1,121,756	331,796	331,301
Stock compensation expense	345,199	275,037	89,951	71,598
Facility lease costs and utilities	132,724	160,735	44,445	44,347
Insurance	69,831	67,230	22,937	22,410
General laboratory supplies and materials	58,798	70,117	21,277	55,624
Ontario investment tax credits	(249,834)	(176,767)	(39,394)	(16,043)
	6,576,336	6,210,931	2,380,533	1,896,584
Selling, general and administrative expenses
Salaries and benefits	1,027,828	1,451,114	344,596	350,379
Professional fees and services	311,209	630,820	85,179	323,720
Insurance	192,115	203,198	63,103	67,240
Stock compensation expense	475,919	639,834	113,643	90,277
Facility lease costs and utilities	111,308	141,148	37,948	37,812
Business development, corporate communication and investor relations	208,526	312,323	112,591	48,759
Regulatory and stock transfer fees	91,914	81,416	69,507	55,135
Office and related expenses	105,582	137,269	39,516	42,220
Amortization	12,798	17,875	4,774	6,498
	2,537,199	3,644,997	870,857	1,022,040

12

Notes to the Consolidated Interim Financial Statements

March 31, 2013

(Unaudited in Canadian dollars)

13. EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. Outstanding options to purchase common shares of 1,643,999 [March 31, 2012 – 1,243,231] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to the fact that the option exercise price exceeds the average market value of the Company’s common shares at March 31, 2013. For the nine month periods ended March 31, 2013 and 2012, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	Nine month period ended March 31, 2013	Nine month period ended March 31, 2012	Three month period ended March 31, 2013	Three month period ended March 31, 2012
Income (loss) attributable to equity holders of the Company	$2,078,181	($9,733,290)	($2,903,331)	($3,072,112)

Weighted average number of common shares outstanding	26,841,394	24,902,000	26,841,394	26,841,394

14.	CONTINGENCIES AND COMMITMENTS

At March 31, 2013, the Company is committed to aggregate expenditures of $7,000 under its collaboration agreements [June 30, 2012 -$4,000]. In addition, at March 31, 2013, the Company is committed to aggregate expenditures of approximately $580,000 [June 30, 2012 - $2,654,000] for clinical and toxicity studies to be completed during fiscal 2013, approximately $347,000 [June 30, 2012 - $711,000] for manufacturing agreements and approximately $11,000 [June 30, 2012 - $8,000] for consulting and other agreements.

13

Notes to the Consolidated Interim Financial Statements

March 31, 2013

(Unaudited in Canadian dollars)

15.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	Nine month period ended March 31, 2013	Nine month period ended March 31, 2012	Three month period ended March 31, 2013	Three month period ended March 31, 2012
	$	$	$	$
Trade and other receivables	(10,217)	102,110	(5,467)	25,131
Investment tax credits receivable	76,886	156,308	205,224	271,237
Prepaid expenses and deposits	(156,052)	641,147	(14,301)	218,862
Trade and other payables	(236,723)	110,688	46,047	381,031
	(326,106)	1,010,253	231,503	896,261

16.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	Nine month period ended March 31, 2013	Nine month period ended March 31, 2012	Three month period ended March 31, 2013	Three month period ended March 31, 2012
	$	$	$	$
Salaries and other short-term employee benefits	1,084,070	1,186,093	359,388	407,016
Termination benefits	-	286,761	-	-
Stock-compensation expenses	700,154	870,035	173,051	143,959
	1,784,224	2,342,889	532,439	550,975

17.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the nine and three month periods ended March 31, 2013 are from one partner, Elan Pharma International Limited, a company based in Ireland.

18.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2013 consolidated financial statements.

14